

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

April 2, 2010

<u>via U.S. Mail</u>
George Young
President
Mexoro Minerals Ltd.
Mountain View Center
12303 Airport Way
Broomfield, CO 80021

Re: Mexoro Minerals Ltd.
Preliminary Proxy Statement on Schedule 14A
Amendment No. 1
Filed March 25, 2010
File No. 0-23561

Dear Mr. Young:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   In the opening paragraph to each of proposals 1, 2, 3, 4 and 5, please revise to clarify that if proposal 6 is approved and the relevant proposal is approved, the Delaware certificate will be amended to provide for the relevant change.

2.   We note that the reasons you gave for the recommended changes set forth in proposals 2, 3, 4 and 5 are that they serve as strong anti-takeover measures. Please revise to fully discuss the impact to your shareholders of each proposal, including the arguments in favor of and against the proposals that were considered

by your Board. For example, with respect to proposal 2, disclose that a classified board may make it harder for shareholders to effect a change of management if they are discontent with the current Board. As another example, with respect to proposals 3, 4 and 5, disclose that the elimination of the ability of shareholders to call special meetings, the requirement of unanimous written consent and the requirement of supermajority voting requirements will hinder shareholders' ability to affect company matters. These examples are non-exclusive.

3.   In some places you have referred to the Reincorporation Proposal as Proposal 7. It appears that the Reincorporation Proposal is Proposal 6. Please revise throughout.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Parker Morrill at (202) 551-3696 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: via Facsimile
        Jeffrey C. Thacker
        (858) 638-5128